Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)
ANNOUNCEMENT
First Quarterly Report of 2009
§1 Important Notice
1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
1.2 The first quarterly report of 2009 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the first quarterly results set out in this announcement.
1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this announcement have not been audited.
1.4 The comparative financial data for the first quarter of 2008 referred to in this announcement has been restated due to reasons such as in compliance with the requirements of Interpretation of Accounting Standards for Business Enterprise No. 2 (in respect of the financial data prepared under CAS only) and to reflect a business combination under common control.
1.5 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this announcement.

§2 Basic Information of the Company
2.1	Summary of Accounting Data and Financial Indicators

2.1.1	Key Accounting Data and Financial Indicators Extracted from Financial Statements Prepared under IFRS
Unit: RMB Million

			Changes from
			the end of the
	As at the end	As at the	preceding year
	of the	end of the	to the end of the
	reporting	preceding	reporting period
Items	period	year	(%)
Total assets	1,230,625	1,194,174	3.1
Equity attributable to owners of the Company	808,335	790,838	2.2
Net assets per share attributable to owners of the Company (RMB)	4.42	4.32	2.3

	From the
	beginning of
	the year to	Same
	the end of	period of	Changes over
	the	the	the same period
	reporting	preceding	of the preceding
Items	period	year	year (%)
Net cash flows from operating activities	60,978	32,163	89.6
Net cash flows from operating activities per share (RMB)	0.33	0.18	83.3
Net profit attributable to owners of the Company	18,956	29,305	(35.3)
Basic earnings per share (RMB)	0.10	0.16	(37.5)
Diluted earnings per share (RMB)	0.10	0.16	(37.5)
Return on net assets (%)	2.3	3.8	(1.5 percentage points)

2.1.2	Key Accounting Data and Financial Indicators Extracted from Financial Statements Prepared under CAS
Unit: RMB Million

			Changes from
			the end of the
	As at the	As at the	preceding year
	end of the	end of the	to the end of the
	reporting	preceding	reporting
Items	period	year	period (%)
Total assets	1,231,136	1,194,901	3.0
Equity attributable to equity holders of the Company	808,934	791,619	2.2
Net assets per share attributable to equity holders of the Company (RMB)	4.42	4.33	2.1

			Changes over
		From the beginning of the	the same period
		year to the end of the	of the preceding
Items		reporting period	year (%)
Net cash flows from operating activities		62,894	91.8
Net cash flows from operating activities per share (RMB)		0.34	88.9

		From the
		beginning of
		the year to
		the end of	Changes over
	The	the	the same period
	reporting	reporting	of the preceding
Items	period	period	year (%)
Net profit attributable to equity holders of the Company	18,774	18,774	(36.2)
Basic earnings per share (RMB)	0.10	0.10	(37.5)
Diluted earnings per share (RMB)	0.10	0.10	(37.5)
Return on net assets (%)	2.3	2.3	(1.5 percentage points)
Return on net assets after deducting non-recurring profit/loss items (%)	2.3	2.3	(1.5 percentage points)

Unit: RMB Million

		For three months
		ended March 31, 2009
	Non-recurring profit/loss items	(profit)/loss
	Net gain on disposal of non-current assets	(25)
	Net loss on disposal of available-for-sale financial assets	2
	Other non-operating income and expenses	309
	Government grants	(23)
	Reversal of provisions for bad debts against receivables	(19)
	Interest income on commissioned loans	(1)
	Tax impact of non-recurring profit/loss items	(62)

	Total	181

Of which:	Non-recurring profit/loss attributable to equity holders of the Company	178
	Non-recurring profit/loss attributable to minority interest	3

2.1.3	Differences between CAS and IFRS
Unit: RMB Million

	CAS	IFRS
Net profit (including minority interest)	18,681	18,858
Equity (including minority interest)	863,118	862,696

2.1.3.1	Analysis of differences in net profits between CAS and IFRS

	For three months ended
	March 31
	2009	2008
	RMB	RMB
Consolidated net profit	Million	Million

Consolidated net profit under IFRS	18,858	33,475
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(138)	(37)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(78)	(59)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	—	5
Other	39	11

Consolidated net profit under CAS	18,681	33,395

2.1.3.2	Analysis of differences in shareholders’ equity between CAS and IFRS

	March 31,	December 31,
	2009	2008
	RMB	RMB
Consolidated shareholders’ equity	Million	Million

Consolidated shareholders’ equity under IFRS	862,696	847,126
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	100	238
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	65	143
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(110)
Other	367	328

Consolidated shareholders’ equity under CAS	863,118	847,725

2.2	Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of shareholders at the end of the reporting period	1,727,583 shareholders including 1,719,412 holders of A shares and 8,171 holders of H shares (including 306 holders of the American Depository Shares)

Top ten shareholders holding shares without selling restrictions
		Number of	Type of
Name of shareholders		shares held	shares
1	HKSCC Nominees Limited (1)	20,854,761,641	H shares
2	China National Petroleum Corporation (“CNPC”)(2)	242,519,441	A shares
3	Bank of Communications—Yi Fang Da 50 Index Securities Investment Fund	40,463,434	A shares
4	Industrial and Commercial Bank of China—Shanghai 50 Index ETF Securities Investment Fund	35,997,446	A shares
5	China Life Insurance Company Limited—Dividends—Personal Dividends—005L—FH002 Shanghai	32,069,526	A shares
6	Industrial and Commercial Bank of China—Lion Stock Fund	28,773,035	A shares
7	Bank of China—Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	25,338,339	A shares
8	China Construction Bank —CIFM China Advantage Securities Investment Fund	24,778,903	A shares
9	Industrial and Commercial Bank of China—Invesco Great Wall Selected Blue Chip Stock Fund	19,862,854	A shares
10	China Life Insurance Company Limited—Traditional—Ordinary Insurance Product—005L—CT001 Shanghai	18,474,767	A shares

Notes:

(1)	CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited, indirectly held 535,704,000 H shares. These shares were held in the name of HKSCC Nominees Limited.

(2)	On September 22, 2008, CNPC increased its shareholdings in the Company by 60,000,000 A shares via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period. As at the end of the reporting period, CNPC acquired an aggregate of 242,519,441 A shares via the secondary market.
2.3	Business Review
In the first quarter of 2009, the global financial crisis continued to spread and intensify, with the international crude oil prices remained at low levels and the domestic demand for oil and petrochemical products declined. Faced with the complicated and severe internal and external macro-economic environment and the increasingly intense market competition, the Group planned in a scientific manner and responded actively. The Group strived to adopt various cost control and capital expenditure optimisation measures and also ensured stable production and operations, resulting in the Company’s performance being better than expected.
In respect of the exploration and production operations, faced with the adverse effects brought about by the marked decline in crude oil prices, the Group continued to develop in a scientific manner, prioritised the principle of efficiency and achieved smooth and safe production and operations. Natural gas output experienced relatively rapid growth. In the first quarter of 2009, the Group produced 206 million barrels of crude oil, representing a decrease of 5.7% from the same period of last year. 523.4 billion cubic feet of marketable natural gas was produced, representing an increase of 7.9% compared with the same period of last year.
Leveraging on the advantage of integration, the refining and chemicals operations focused on efficiency, with production management being strengthened, and achieved safe and steady operation under low processing loads. By realigning the product mix with the changing market demands, allocation of resources was optimised and economy of scale was achieved. In the first quarter of 2009, the Group processed 185 million barrels of crude oil, representing a decrease of 14.6% from the same period of last year, and produced 16.37 million tonnes of gasoline, diesel and kerosene, representing a decrease of 13.5% from the same period of last year, while 0.66 million tonnes of ethylene were produced, representing a decrease of 6.5% from the same period of last year.
The marketing operations adopted a flexible and effective marketing strategy towards changes in market trends. Production, transportation and marketing were optimised. Efforts were made to strengthen operating efficacy and the ability to adapt to changes in market conditions. In the first quarter of 2009, the Group sold 21.25 million tonnes of gasoline, diesel and kerosene, representing a decrease of 2.8% from the same period of last year.
The natural gas and pipeline operations were built on balance being achieved in the production, transportation and marketing as well as construction projects being proceeded in an orderly manner. Safety in transmission through pipelines was maintained and key construction projects made smooth progress. Oil and gas transportation was optimised, with both the management and operation standards being raised and the sales of natural gas continued to post faster growth.
Development of international operations was stepped up and their scale of operation continued to expand. Overseas production of crude oil and natural gas continued to grow.
Summary of Key Operating Data for the First Quarter of 2009

				Changes
		For three months		over the
		ended March 31		same period
Operating Data	Unit	2009	2008	of 2008 (%)
Crude oil output	Million barrels	205.7	218.1	(5.7)
Marketable natural gas output	Billion cubic feet	523.4	485.0	7.9
Oil and natural gas equivalent output	Million barrels	292.9	298.9	(2.0)
Average realised price for crude oil	USD/barrel	37.10	87.93	(57.8)
Average realised price for natural gas	USD/ thousand cubic feet	3.28	3.15	4.1
Processed crude oil	Million barrels	185.4	217.0	(14.6)
Output of refined products	Thousand tonnes	16,366	18,924	(13.5)
Of which: Gasoline	Thousand tonnes	5,419	6,311	(14.1)
Kerosene	Thousand tonnes	467	529	(11.7)
Diesel	Thousand tonnes	10,480	12,084	(13.3)
Total sales volume of refined products	Thousand tonnes	21,250	21,865	(2.8)
Output of key chemical products
Ethylene	Thousand tonnes	663	709	(6.5)
Synthetic resin	Thousand tonnes	1,040	1,078	(3.5)
Synthetic fiber raw materials and polymer	Thousand tonnes	373	439	(15.0)
Synthetic rubber	Thousand tonnes	96	82	17.1
Urea	Thousand tonnes	958	1,021	(6.2)

§3 Significant Events
3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes
Ö Applicable     ☐ Inapplicable

Unit: RMB Million
	As at	As at
	March 31,	December 31,	Changes
Items	2009	2008	(%)	Key explanation of the changes
Cash at bank and on hand	92,158	45,879	100.9	Mainly due to the issuance of medium-term notes
Notes payable	1,294	433	198.8	Mainly due to an increase in the settlement by notes for purchases of oil products
Taxes payable	9,704	15,186	(36.1)	Mainly due to a decrease in the payment of the special levy on the sale of domestic crude oil
Other payables	22,848	17,576	30.0	Mainly due to an increase in liabilities incurred
Current portion of non-current liabilities	10,397	5,544	87.5	Mainly due to the long-term borrowings due within a year being partially offset by the repayment of the current portion of the non-current liabilities
Long-term borrowings	18,941	28,684	(34.0)	Mainly due to the long-term borrowings due within a year being transferred and classified in the current portion of the non-current liabilities
Debenture payable	34,057	4,143	722.0	Mainly due to the issuance of medium-term notes
Currency translation differences	(4,200)	(2,726)	54.1	Mainly due to the depreciation of foreign currencies e.g. Tenge

	For three months ended
	March 31		Changes
Items	2009	2008	(%)	Key explanation of the changes
Operating income	181,582	259,425	(30.0)	Mainly due to decrease in selling price and changes in sales volume
Cost of sales	(110,650)	(166,791)	(33.7)	Mainly due to a decrease in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers
Finance expenses	(1,887)	(857)	120.2	Mainly due to a decrease in the gain on foreign exchange and interest income

	For three months ended
	March 31		Changes
Items	2009	2008	(%)	Key explanation of the changes
Investment income	36	929	(96.1)	Mainly due to a decrease in the results of associates and jointly controlled entities
Taxation	(5,718)	(8,181)	(30.1)	Mainly due to a decrease in taxable income
Net profit attributable to equity holders of the Company	18,774	29,426	(36.2)	As a result of the combined effects of the above factors, the net profit attributable to equity holders of the Company decreased when compared with the same period of last year
Minority interest	(93)	3,969	—	Mainly due to losses of subsidiaries
Net cash flows from operating activities	62,894	32,793	91.8	Mainly due to the combined effects of decreases in cash paid for purchases of goods and services and cash received from sale of good and services
Net cash flows used in investing activities	(38,511)	(19,371)	98.8	Mainly due to an increase in the payment of capital expenditure
Net cash flows from financing activities	22,203	15,615	42.2	Mainly due to the issuance of medium-term notes
3.2	Developments and Impacts of significant events as well as the analysis of and explanation for the solutions
Ö Applicable     ☐ Inapplicable

1. Issuance of medium-term notes
On January 13, 2009, the Company issued the first tranche of the medium-term notes amounting to RMB15 billion for a term of 3 years at an interest rate of 2.70% per annum.
On March 19, 2009, the Company issued the second tranche of the medium-term notes amounting to RMB15 billion for a term of 3 years at an interest rate of 2.28% per annum.
2. Proposal to issue debt financing instruments
On March 25, 2009, the fourth meeting of the Fourth Session of the Board approved the issuance of debt financing instruments denominated in RMB or foreign currencies, in the aggregate principal amount of up to RMB100 billion, which will be proposed for consideration and approval at the shareholders’ annual general meeting to be held on May 12, 2009.

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller
Ö Applicable ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2008 Annual Report of the Company. There have been no events affecting the performance of these undertakings.
3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of the preceding year

☐ Applicable Ö Inapplicable
3.5	Investments in securities

☐ Applicable Ö Inapplicable
3.6	This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
April 27, 2009
As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

APPENDIX
A. Financial statements for the first quarter of 2009 prepared in accordance with IFRS
1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2009	2008
	RMB Million	RMB Million

TURNOVER	181,582	259,425

OPERATING EXPENSES
Purchases, services and other	(77,417)	(134,341)
Employee compensation costs	(14,890)	(13,806)
Exploration expenses, including exploratory dry holes	(5,107)	(6,650)
Depreciation, depletion and amortisation	(20,893)	(19,044)
Selling, general and administrative expenses	(12,280)	(13,691)
Taxes other than income taxes	(24,752)	(30,578)
Other incomes, net	90	224

TOTAL OPERATING EXPENSES	(155,249)	(217,886)

PROFIT FROM OPERATIONS	26,333	41,539

FINANCE COSTS
Exchange gain	183	862
Exchange loss	(955)	(1,228)
Interest income	268	653
Interest expense	(1,278)	(1,059)

TOTAL NET FINANCE COSTS	(1,782)	(772)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	64	894

PROFIT BEFORE TAXATION	24,615	41,661
TAXATION	(5,757)	(8,186)

PROFIT FOR THE PERIOD	18,858	33,475

OTHER COMPREHENSIVE INCOME/(LOSS):
Currency translation differences	(2,963)	(3,612)
Fair value gain / (loss) from available-for-sale financial assets	45	(164)
Income tax relating to components of other comprehensive income / (loss)	(11)	41

OTHER COMPREHENSIVE LOSS, NET OF TAX	(2,929)	(3,735)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	15,929	29,740

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	18,956	29,305
Non-controlling interest	(98)	4,170

	18,858	33,475

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	17,516	27,524
Non-controlling interest	(1,587)	2,216

	15,929	29,740

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.10	0.16

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Consolidated Statement of Financial Position

	March 31, 2009	December 31, 2008
	RMB Million	RMB Million

NON-CURRENT ASSETS
Property, plant and equipment	901,153	898,909
Investments in associates and jointly controlled entities	28,087	28,886
Available-for-sale financial assets	1,981	2,022
Advance operating lease payments	26,442	26,201
Intangible and other assets	10,462	10,677
Deferred tax assets	208	496
Time deposits with maturities over one year	2,087	2,510

TOTAL NON-CURRENT ASSETS	970,420	969,701

CURRENT ASSETS
Inventories	82,071	90,670
Accounts receivable	15,510	16,756
Prepaid expenses and other current assets	67,990	69,364
Notes receivable	4,563	4,314
Time deposits with maturities over three months but within one year	10,421	10,425
Cash and cash equivalents	79,650	32,944

TOTAL CURRENT ASSETS	260,205	224,473

CURRENT LIABILITIES
Accounts payable and accrued liabilities	156,633	156,390
Income taxes payable	—	1,262
Other taxes payable	9,704	13,924
Short-term borrowings	96,246	92,761

TOTAL CURRENT LIABILITIES	262,583	264,337

NET CURRENT LIABILITIES	(2,378)	(39,864)

TOTAL ASSETS LESS CURRENT LIABILITIES	968,042	929,837

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	397,556	378,600
Reserves	227,758	229,217

	808,335	790,838
Non-controlling interest	54,361	56,288

TOTAL EQUITY	862,696	847,126

NON-CURRENT LIABILITIES
Long-term borrowings	52,998	32,827
Asset retirement obligations	36,600	36,262
Deferred tax liabilities	14,628	12,460
Other long-term obligations	1,120	1,162

TOTAL NON-CURRENT LIABILITIES	105,346	82,711

TOTAL EQUITY AND NON-CURRENT LIABILITIES	968,042	929,837

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2009	2008
	RMB Million	RMB Million

CASH FLOWS FROM OPERATING ACTIVITIES (a)	60,978	32,163

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(38,191)	(19,778)
Acquisition of investments in associates and jointly controlled entities	(11)	(114)
Acquisition of available-for-sale financial assets	(8)	(5)
Acquisition of intangible assets and other non-current assets	(308)	(723)
Purchase of non-controlling interest	(36)	(700)
Proceeds from disposal of property, plant and equipment	58	25
Proceeds from disposal of investments in associates and jointly controlled entities	16	—
Proceeds from disposal of available-for-sale financial assets	106	—
Proceeds from disposal of intangible and other non-current assets	31	—
Dividends received	—	749
Decrease in time deposits with maturities over three months	427	845

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(37,916)	(19,701)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(27,107)	(18,523)
Repayments of long-term borrowings	(6,014)	(1,331)
Dividends paid to non-controlling interest	(153)	(210)
Increase in short-term borrowings	25,756	27,765
Increase in long-term borrowings	31,050	696
Capital contribution from non-controlling interest	142	8,197
Capital reduction of subsidiaries	(113)	—
Decrease in other long-term obligations	(37)	(19)

NET CASH FLOWS FROM FINANCING ACTIVITIES	23,524	16,575

TRANSLATION OF FOREIGN CURRENCY	120	(231)

Increase in cash and cash equivalents	46,706	28,806
Cash and cash equivalents at beginning of the period	32,944	68,652

Cash and cash equivalents at end of the period	79,650	97,458

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flows (continued)
(a) Cash flows from operating activities

	Three months ended March 31
	2009	2008
	RMB Million	RMB Million

Profit for the period	18,858	33,475
Adjustments for:
Taxation	5,757	8,186
Depreciation, depletion and amortisation	20,893	19,044
Capitalised exploratory costs charged to expense	2,778	2,571
Share of profit of associates and jointly controlled entities	(64)	(894)
Provision / (reversal of provision) for impairment of receivables, net	5	(31)
Impairment of investments in associates and jointly controlled entities	—	20
(Gain) / loss on disposal of property, plant and equipment	(95)	90
Loss on disposal of intangible and other assets	3	—
Gain on disposal of investments in associates and jointly controlled entities	(5)	—
Loss on disposal of available-for-sale financial assets	2	—
Dividend income	(2)	(8)
Interest income	(268)	(653)
Interest expense	1,278	1,059
Advance payments on long-term operating leases	(761)	(150)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	8,735	(34,895)
Inventories	8,599	(3,957)
Accounts payable and accrued liabilities	3,732	21,747
CASH FLOWS GENERATED FROM OPERATIONS	69,445	45,604
Interest received	166	480
Interest paid	(1,321)	(982)
Income taxes paid	(7,312)	(12,939)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	60,978	32,163

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

B. Financial statements for the first quarter of 2009 prepared in accordance with CAS
1. Consolidated Balance Sheet

	March 31, 2009	December 31, 2008
ASSETS	RMB Million	RMB Million

Current assets
Cash at bank and on hand	92,158	45,879
Notes receivable	4,563	4,314
Accounts receivable	15,510	16,756
Advances to suppliers	42,758	37,394
Interest receivable	122	21
Dividends receivable	78	60
Other receivables	6,340	6,076
Inventories	82,071	90,670
Current portion of non-current assets	101	136
Other current assets	18,591	25,677

Total current assets	262,292	226,983

Non-current assets
Available-for-sale financial assets	1,932	1,973
Long-term equity investments	27,289	28,036
Fixed assets	250,117	254,996
Oil and gas properties	464,100	472,845
Construction in progress	175,951	160,437
Construction materials	11,448	11,289
Fixed assets pending disposal	268	293
Intangible assets	23,611	23,554
Goodwill	148	148
Long-term prepaid expenses	13,285	13,318
Deferred tax assets	208	496
Other non-current assets	487	533

Total non-current assets	968,844	967,918

TOTAL ASSETS	1,231,136	1,194,901

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

1. Consolidated Balance Sheet (continued)

LIABILITIES AND	March 31, 2009	December 31, 2008
SHAREHOLDERS’ EQUITY	RMB Million	RMB Million

Current liabilities
Short-term borrowings	85,849	87,217
Notes payable	1,294	433
Accounts payable	109,255	118,197
Advances from customers	15,651	12,968
Employee compensation payable	6,581	6,363
Taxes payable	9,704	15,186
Interest payable	220	155
Dividends payable	313	127
Other payables	22,848	17,576
Provisions	471	568
Current portion of non-current liabilities	10,397	5,544
Other current liabilities	—	3

Total current liabilities	262,583	264,337

Non-current liabilities
Deferred income	208	211
Long-term borrowings	18,941	28,684
Debentures payable	34,057	4,143
Long-term payables	56	57
Grants payable	730	768
Provisions	36,600	36,262
Deferred tax liabilities	14,717	12,588
Other non-current liabilities	126	126

Total non-current liabilities	105,435	82,839

Total liabilities	368,018	347,176

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,330	115,315
Surplus reserves	122,216	122,216
Undistributed profits	392,567	373,793
Currency translation differences	(4,200)	(2,726)

Equity attributable to equity holders of the Company	808,934	791,619

Minority interest	54,184	56,106

Total shareholders’ equity	863,118	847,725

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,231,136	1,194,901

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet

	March 31, 2009	December 31, 2008
ASSETS	RMB Million	RMB Million

Current assets
Cash at bank and on hand	78,251	31,759
Notes receivable	5,136	3,878
Accounts receivable	3,916	2,170
Advances to suppliers	29,245	20,896
Interest receivable	119	18
Dividends receivable	145	129
Other receivables	10,334	14,637
Inventories	69,669	81,189
Current portion of non-current assets	101	136
Other current assets	18,877	24,241

Total current assets	215,793	179,053

Non-current assets
Available-for-sale financial assets	897	941
Long-term equity investments	136,122	136,041
Fixed assets	200,763	204,532
Oil and gas properties	317,162	321,473
Construction in progress	149,115	135,501
Construction materials	10,302	9,736
Fixed assets pending disposal	265	287
Intangible assets	19,095	19,096
Goodwill	148	148
Long-term prepaid expenses	11,294	11,299
Other non-current assets	3	—

Total non-current assets	845,166	839,054

TOTAL ASSETS	1,060,959	1,018,107

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet (continued)

LIABILITIES AND	March 31, 2009	December 31, 2008
SHAREHOLDERS’ EQUITY	RMB Million	RMB Million

Current liabilities
Short-term borrowings	96,467	95,913
Accounts payable	78,245	85,013
Advances from customers	11,366	10,985
Employee compensation payable	5,403	5,395
Taxes payable	9,116	9,067
Interest payable	159	37
Other payables	21,728	15,266
Provisions	58	58
Current portion of non-current liabilities	10,226	5,373

Total current liabilities	232,768	227,107

Non-current liabilities
Deferred income	183	186
Long-term borrowings	13,344	23,362
Debentures payable	33,500	3,500
Long-term payables	56	56
Grants payable	663	711
Provisions	24,210	23,854
Deferred tax liabilities	3,560	1,966
Other non-current liabilities	126	126

Total non-current liabilities	75,642	53,761

Total liabilities	308,410	280,868

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,997	127,960
Surplus reserves	109,550	109,550
Undistributed profits	331,981	316,708
Total shareholders’ equity	752,549	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,060,959	1,018,107

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Income Statement

		Three months ended March 31
		2009	2008
Items		RMB Million	RMB Million

Operating income		181,582	259,425
Less:	Cost of sales	(110,650)	(166,791)
	Tax and levies on operations	(23,797)	(29,130)
	Selling expenses	(10,119)	(10,497)
	General and administrative expenses	(10,741)	(11,574)
	Finance expenses	(1,887)	(857)
	Asset impairment losses	(5)	5
Add:	Investment income	36	929

Operating profit		24,419	41,510

Add:	Non-operating income	415	537
Less:	Non-operating expenses	(435)	(471)

Profit before taxation		24,399	41,576
Less:	Taxation	(5,718)	(8,181)

Net profit		18,681	33,395

Including: Net profit earned by Sun World Limited before the combination		—	1,165

Net profit attributable to equity holders of the Company		18,774	29,426
Minority interest		(93)	3,969

Earnings per share (based on Group’s net profit attributable to equity holders of the Company)
Basic earnings per share (RMB Yuan)		0.10	0.16
Diluted earnings per share (RMB Yuan)		0.10	0.16

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4. Company Income Statement

		Three months ended March 31
		2009	2008
Items		RMB Million	RMB Million

Operating income		143,513	184,541
Less:	Cost of sales	(93,651)	(139,480)
	Tax and levies on operations	(21,419)	(17,407)
	Selling expenses	(8,079)	(8,375)
	General and administrative expenses	(8,082)	(9,470)
	Finance expenses	(1,011)	(266)
	Asset impairment losses	(5)	11
Add:	Investment income	5,712	18,170

Operating profit		16,978	27,724

Add:	Non-operating income	346	438
Less:	Non-operating expenses	(415)	(425)

Profit before taxation		16,909	27,737
Less:	Taxation	(1,636)	(1,010)

Net profit		15,273	26,727

Earnings per share
Basic earnings per share (RMB Yuan)		0.08	0.15
Diluted earnings per share (RMB Yuan)		0.08	0.15

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement

	Three months ended March 31
	2009	2008
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	215,364	291,371
Refund of taxes and levies	241	351
Cash received relating to other operating activities	109	1,707

Sub-total of cash inflows	215,714	293,429

Cash paid for goods and services	(81,845)	(187,607)
Cash paid to and on behalf of employees	(14,672)	(14,355)
Payments of taxes and levies	(43,698)	(45,765)
Cash paid relating to other operating activities	(12,605)	(12,909)

Sub-total of cash outflows	(152,820)	(260,636)

Net cash flows from operating activities	62,894	32,793

Cash flows from investing activities
Cash received from disposal of investments	549	845
Cash received from returns on investments	166	1,229
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	89	25

Sub-total of cash inflows	804	2,099

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(39,260)	(20,651)
Cash paid to acquire investments	(55)	(819)

Sub-total of cash outflows	(39,315)	(21,470)

Net cash flows from investing activities	(38,511)	(19,371)

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement (continued)

	Three months ended March 31
	2009	2008
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from capital contributions	142	8,197
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	142	8,197
Cash received from borrowings	56,806	28,461
Cash received relating to other financing activities	43	19

Sub-total of cash inflows	56,991	36,677

Cash repayments of borrowings	(33,121)	(19,833)
Cash payments for interest expenses and distribution of dividends or profits	(1,474)	(1,192)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(153)	(210)
Capital reduction	(113)	—
Cash payments relating to other financing activities	(80)	(37)

Sub-total of cash outflows	(34,788)	(21,062)

Net cash flows from financing activities	22,203	15,615

Effect of foreign exchange rate changes on cash and cash equivalents	120	(231)

Net increase in cash and cash equivalents	46,706	28,806

Add: Cash and cash equivalents at beginning of the period	32,944	68,652

Cash and cash equivalents at end of the period	79,650	97,458

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement

	Three months ended March 31
	2009	2008
Items	RMB Million	RMB Million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	164,627	212,172
Refund of taxes and levies	220	307
Cash received relating to other operating activities	4,405	9,941

Sub-total of cash inflows	169,252	222,420

Cash paid for goods and services	(68,324)	(166,230)
Cash paid to and on behalf of employees	(10,626)	(10,502)
Payments of taxes and levies	(30,261)	(18,611)
Cash paid relating to other operating activities	(12,206)	(3,101)

Sub-total of cash outflows	(121,417)	(198,444)

Net cash flows from operating activities	47,835	23,976

Cash flows from investing activities
Cash received from disposal of investments	122	—
Cash received from returns on investments	5,808	18,263
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	39	22

Sub-total of cash inflows	5,969	18,285

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(31,322)	(15,735)
Cash paid to acquire investments	(85)	(15,464)

Sub-total of cash outflows	(31,407)	(31,199)

Net cash flows from investing activities	(25,438)	(12,914)

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement (continued)

	Three months ended March 31
	2009	2008
Items	RMB Million	RMB Million

Cash flows from financing activities
Cash received from borrowings	48,492	24,898
Cash received relating to other financing activities	31	3

Sub-total of cash inflows	48,523	24,901

Cash repayments of borrowings	(23,094)	(12,565)
Cash payments for interest expenses and distribution of dividends or profits	(1,255)	(591)
Cash payments relating to other financing activities	(79)	(34)

Sub-total of cash outflows	(24,428)	(13,190)

Net cash flows from financing activities	24,095	11,711

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	46,492	22,773

Add: Cash and cash equivalents at beginning of the period	21,759	60,332

Cash and cash equivalents at end of the period	68,251	83,105

Chairman Jiang Jiemin	Vice-Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun